ORGANIGRAM

Q4 2023

Organigram Holdings Inc.

Consolidated Financial Statements

December 19, 2023

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements of Organigram Holdings Inc. (the “Company”) have been prepared by the Company’s management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and contain estimates based on management’s judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safe-guarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors, and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

(signed) ‘Beena Goldenberg’	(signed) ‘Paolo De Luca’
Chief Executive Officer	Chief Financial Officer
Toronto, Ontario	Toronto, Ontario

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022     1

KPMG LLP
100 New Park Place, Suite 1400
Vaughan, ON L4K 0J3
Tel 905-265 5900
Fax 905-265 6390
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Organigram Holdings Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Organigram Holdings Inc. and subsidiaries (the Company) as of September 30, 2023 and August 31, 2022, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the thirteen month period ended September 30, 2023 and the year ended August 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and August 31, 2022, and the results of its operations and its cash flows for the thirteen month period ended September 30, 2023 and the year ended August 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 19, 2023 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022     2

KPMG

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of measurement of fair value of biological assets

As discussed in notes 3 iv and xx to the consolidated financial statements, the Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of inventories after harvest. As disclosed in note 6 to the consolidated financial statements, as of September 30, 2023, the carrying value of the Company's biological assets was $17,355 thousand. The fair value less costs to sell of biological assets is determined using a model which utilizes an estimate of the expected average yield per plant in grams for plants currently being cultivated, multiplied by the average selling price per gram and then adjusted for any additional costs to be incurred, such as post-harvest costs.

We identified the assessment of the significant assumptions used to estimate the fair value less costs to sell of biological assets as a critical audit matter as a high degree of auditor judgment was required to evaluate the significant assumptions. The significant assumptions used to determine the fair value less costs to sell of biological assets are expected average yield per plant and average selling price per gram.

The following are the primary procedures we performed to address this critical audit matter. We tested the expected average yield per plant by observing the number of grams harvested from certain plants at a selection of post-harvest weigh ins and comparing the number to the actual harvest records. We tested the average selling price per gram by comparing to actual sales prices per gram as set out in sales invoices for transactions in the fourth quarter and subsequent to year end. We performed sensitivity analyses over the Company's significant assumptions used to determine the fair value less costs to sell of biological assets to assess the impact of changes in these assumptions on the Company's determination of fair value less costs to sell.

Determination of the recoverable amount of each individual cash generating unit ('CGU') and group of CGUs and the fair value less costs of disposal of property, plant and equipment of the Moncton Campus CGU

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022     3

KPMG

We identified the determination of the recoverable amount of each individual CGU and the group of CGUs and the fair value less costs of disposal of property, plant and equipment of the Moncton Campus CGU as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate: (1) the forecasted cash flows, terminal growth rate and post-tax discount rate assumptions used in the Company's determination of the value in use for each individual CGU and group of CGUs; (2) the capitalization rates, market rental rates, market transactions and demolition costs assumptions used in the Company's determination of the fair value less costs of disposal of property and plant of the Moncton Campus CGU; (3) the replacement cost assumptions used in the Company's determination of the fair value less costs of disposal of equipment of the Moncton Campus CGU. These assumptions were challenging to test as they represented subjective determinations of future market and economic conditions that were also sensitive to variation. Changes to these assumptions could have had a significant impact on the Company's determination of the value in use of each individual CGU and group of CGUs and the Company's determination of the fair value less costs of disposal of property, plant and equipment for the Moncton Campus CGU, and the resulting impairment charges that were recognized. In addition, the audit effort associated with these estimates required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. For the determination of the value in use of the individual CGUs and the group of CGUs, we compared the Company's historical cash flow forecasts to actual results to assess the Company's ability to accurately forecast cash flows. We evaluated the reasonableness of the Company's forecasted cash flows by comparing the forecasted cash flows to historical actual results, planned business initiatives and external industry reports. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

- evaluating the terminal growth rate by considering the growth profile of the individual CGUs and group of CGUs and overall macroeconomic conditions

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022     4

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022     5

KPMG

KPMG LLP
100 New Park Place, Suite 1400
Vaughan, ON L4K 0J3
Tel 905-265 5900
Fax 905-265 6390
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Organigram Holdings Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Organigram Holdings Inc.'s and subsidiaries' (the Company) internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of September 30, 2023 and August 31, 2022, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the thirteen month period ended September 30, 2023 and the year ended August 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated December 19, 2023 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the following have been identified and included in management's assessment:

- An ineffective control environment due to the lack of fully trained personnel in financial reporting, accounting and IT with assigned responsibility and accountability related to ICFR.
- An ineffective information process resulting from ineffective general IT controls, ineffective controls related to complex spreadsheets, and ineffective controls over information from service organizations, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities.
- As a consequence of the above, the Company had ineffective control activities related to the design, implementation and operations of process level and financial statement close controls which had a pervasive impact on the Company's ICFR.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the September 30, 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022     6

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022     7

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at September 30, 2023 and August 31, 2022
(Expressed in CDN $000’s except share and per share amounts)

	SEPTEMBER 30, 2023	AUGUST 31, 2022

ASSETS
Current assets
Cash	$33,864	$68,515
Short-term investments (Note 4)	—	30,092
Account and other receivables (Note 5)	30,157	46,372
Biological assets (Note 6)	17,355	17,968
Inventories (Note 7)	63,598	50,314
Prepaid expenses and deposits	11,002	8,362
	155,976	221,623

Restricted funds (Note 26)	17,893	26,820
Property, plant and equipment (Note 8)	99,046	259,819
Intangible assets and goodwill (Note 9)	10,624	56,239
Deferred charges and deposits (Note 8)	613	5,537
Other financial assets (Note 10)	8,437	—
Investments in associates (Note 17)	5,284	6,288
Net investment in sublease	582	781
	$298,455	$577,107

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$20,007	$40,864
Other liabilities (Note 11)	1,062	10,360
Income taxes payable (Note 25)	94	1,421
Provisions (Note 12)	90	2,560
Current portion of long-term debt (Note 13)	76	80
Derivative liabilities (Note 14)	1,102	—
	22,431	55,285

Long-term debt (Note 13)	79	155
Derivative liabilities (Note 14)	771	4,873
Other long-term liabilities (Note 16)	3,551	5,119
Deferred income taxes (Note 25)	—	3,617
	26,832	69,049

SHAREHOLDERS' EQUITY
Share capital (Note 15)	776,906	769,725
Equity reserves (Note 15)	33,404	28,338
Accumulated other comprehensive loss (Note 10)	(159)	(78)
Accumulated deficit	(538,528)	(289,927)
	271,623	508,058
	$298,455	$577,107
Subsequent events (Note 29)

On behalf of the Board:
/s/Beena Goldenberg, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    8

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the thirteen months ended September 30, 2023 and year ended August 31, 2022
(Expressed in CDN $000’s except share and per share amounts)

	THIRTEEN MONTHS ENDED	YEAR ENDED
	SEPTEMBER 30, 2023	AUGUST 31, 2022

REVENUE
Gross revenue (Note 21)	$233,647	$209,109
Excise taxes	(72,008)	(63,300)
Net revenue	161,639	145,809
Cost of sales (Note 7 and Note 22)	136,437	119,037
Gross margin before fair value adjustments	25,202	26,772
Realized fair value on inventories sold and other inventory charges (Note 7)	(56,187)	(35,204)
Unrealized gain on changes in fair value of biological assets (Note 6)	68,981	40,001
Gross margin	37,996	31,569

OPERATING EXPENSES
General and administrative (Note 24)	53,030	42,908
Sales and marketing	19,348	16,860
Research and development	13,201	5,962
Share-based compensation (Note 15 (iv))	5,273	4,745
Impairment of property, plant and equipment (Note 8)	165,255	4,245
Impairment of intangible assets and goodwill (Note 9)	44,856	—
Total operating expenses	300,963	74,720

LOSS FROM OPERATIONS	(262,967)	(43,151)
Financing costs	301	429
Investment income	(3,993)	(1,487)
Insurance recoveries	(213)	(181)
Government subsidies	(194)	(154)
Share of loss from investments in associates (Note 17)	1,004	1,364
Impairment (recovery) of loan receivable	(66)	250
Loss on disposal of property, plant and equipment	418	6,580
Change in fair value of contingent share consideration (Note 16 (i))	(3,364)	(2,621)
Change in fair value of derivative liabilities and other financial assets (Note 10 and Note 14)	(4,372)	(32,650)
Legal provision recovery (Note 12 and Note 23)	(75)	(310)
Loss before tax	(252,413)	(14,371)
Income tax expense (recovery) (Note 25)
Current, net	(195)	400
Deferred, net	(3,617)	(488)

NET LOSS	$(248,601)	$(14,283)

OTHER COMPREHENSIVE INCOME (LOSS)
Exchange differences and change in fair value of investments at FVTOCI (Note 10)	(159)	—

NET LOSS AND COMPREHENSIVE LOSS	$(248,760)	$(14,283)
Net loss per common share, basic (Note 15 (v))	$(3.058)	$(0.185)
Net loss per common share, diluted (Note 15 (v))	$(3.058)	$(0.184)

The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    9

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the thirteen months ended September 30, 2023 and year ended August 31, 2022
(Expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES[1]	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - September 1, 2021	74,696,506	$730,803	$24,724	$(78)	$(275,644)	$479,805
Shares issued related to business combination, net of issue costs of $12 (Note 15 (iii) and Note 27)	259,798	3,488	—	—	—	3,488
Shares issued related to business combination, net of issue costs of $55 (Note 15 (iii) and Note 27)	2,724,111	27,513	—	—	—	27,513
Share-based compensation (Note 15 (iv))	—	—	5,127	—	—	5,127
Exercise of stock options (Note 15 (iii))	25,200	127	(53)	—	—	74
Exercise of restricted share units (Note 15 (iii))	64,751	1,239	(1,239)	—	—	—
Exercise of performance share units (Note 15 (iii))	18,584	221	(221)	—	—	—
Exercise of top-up rights, net of issue costs of $18 (Note 15 (iii))	664,929	6,334	—	—	—	6,334
Net loss	—	—	—	—	(14,283)	(14,283)
Balance - August 31, 2022	78,453,879	$769,725	$28,338	$(78)	$(289,927)	$508,058

Balance - September 1, 2022	78,453,879	$769,725	$28,338	$(78)	$(289,927)	$508,058
Shares issued to former shareholders of EIC, net of issue costs of $19 (Note 15 (iii) and Note 27)	2,621,370	6,481	—	—	—	6,481
Share-based compensation (Note 15 (iv))	—	—	5,727	—	—	5,727
Exercise of stock options (Note 15 (iii))	26,300	69	(30)	—	—	39
Exercise of restricted share units (Note 15 (iii))	59,138	621	(621)	—	—	—
Exercise of performance share units (Note 15 (iii))	948	10	(10)	—	—	—
Rounding of fractional shares after share consolidation	(5)	—	—	—	—	—
Net loss	—	—	—		(248,601)	(248,601)
Other Comprehensive loss	—	$—	$—	$(81)	$—	(81)
Balance - September 30, 2023	81,161,630	$776,906	$33,404	$(159)	$(538,528)	$271,623

The accompanying notes are an integral part of these Consolidated Financial Statements.
1 The Company implemented a consolidation of its common shares in July 2023 and the number of common shares have been retrospectively adjusted. Refer to Note 1 for further information.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    10

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the thirteen months ended September 30, 2023 and year ended August 31, 2022
(Expressed in CDN $000’s except share and per share amounts)

	YEAR ENDED
	SEPTEMBER 30, 2023	AUGUST 31, 2022
CASH PROVIDED (USED)
OPERATING ACTIVITIES
Net loss	$(248,601)	$(14,283)
Items not affecting operating cash:
Share-based compensation (Note 15 (iv))	5,727	5,127
Depreciation and amortization (Note 8 and Note 9)	26,188	24,907
Loss on disposal of property, plant and equipment and intangibles	418	6,580
Impairment of property, plant and equipment (Note 8)	165,255	4,495
Impairment of intangible assets and goodwill (Note 9)	44,856	—
Realized fair value on inventories sold and other inventory charges (Note 7)	56,187	35,204
Unrealized gain on changes in fair value of biological assets (Note 6)	(68,981)	(40,001)
Financing costs	301	429
Investment income	(3,993)	(1,487)
Share of loss from investments in associates (Note 17)	1,004	1,364
Change in fair value of contingent consideration (Note 16 (i))	(3,364)	(2,621)
Legal provision recovery (Note 12 and Note 23)	(75)	(310)
Change in fair value of derivative liabilities (Note 14)	(4,372)	(32,650)
Income tax expense (recovery) (Note 25)	(3,812)	(88)
Cash used in operating activities before working capital changes	(33,262)	(13,334)
Changes in non-cash working capital:
Net change in accounts and other receivables, biological assets, inventories, prepaid expenses and deposits	13,552	(37,656)
Net change in accounts payable and accrued liabilities, provisions and other liabilities	(19,068)	14,779
Net cash used in operating activities	(38,778)	(36,211)

FINANCING ACTIVITIES
Share issue costs	(19)	(85)
Payment of lease liabilities, net of sublease receipts (Note 16 (ii))	(750)	(931)
Payment of long-term debt (Note 13)	(87)	(82)
Stock options and top-up-rights exercised (Note 15 (iii))	39	6,426
Net cash (used in) provided by financing activities	(817)	5,328

INVESTING ACTIVITIES
Purchase of short-term investments (Note 4)	(10,000)	(15,000)
Proceeds from short-term investments (Note 4)	40,476	113,098
Investment income received	3,589	1,487
Investments in associates (Note 17)	—	(2,624)
Advances to restricted funds, net (Note 26)	8,927	4,289
Acquisition of subsidiary (Note 27)	—	(8,439)
Other financial assets (Note 10)	(8,647)	—
Proceeds on sale of property, plant and equipment	1,027	—
Purchase of property, plant and equipment (Note 8)	(29,142)	(48,748)
Purchase of intangible assets (Note 9)	(1,286)	(30)
Net cash provided by investing activities	4,944	44,033

(DECREASE) INCREASE IN CASH	$(34,651)	$13,150
CASH POSITION
Beginning of period	$68,515	$55,365
End of period	$33,864	$68,515

The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    11

ORGANIGRAM HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the thirteen months ended September 30, 2023 and year ended August 31, 2022
(Expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Holdings Inc. (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1400-145 King Street West, Toronto, Ontario, Canada, M5H 1J8 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s major wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; (iii) The Edibles and Infusions Corporation (“EIC”), a cannabis processor of confectionary goods; and (iv) Laurentian Organic Inc. ("Laurentian"), an LP specializing in high-quality artisanal craft cannabis and premium hash products. Organigram Inc. was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013. The Company was incorporated under the Business Corporations Act (British Columbia) on July 5, 2010, and continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. EIC was incorporated under the Business Corporations Act (Ontario) on September 20, 2018. Laurentian was incorporated under the CBCA on March 18, 2019.

In May 2023, to better align the Company's financial statement reporting requirements with other public companies and calendar quarters, the Company's Board of Directors approved a change in the Company's fiscal year end from August 31 to September 30. The Company's next fiscal year will commence from October 1, 2023 through September 30, 2024 (fiscal 2024). As a result of the change in year end, the current period in these consolidated financial statements is for the thirteen months from September 1, 2022 through September 30, 2023, whereas the comparative period is for the twelve months from September 1, 2021 through August 31, 2022.

On June 19, 2023, the Company's Board of Directors approved the consolidation of the Company’s issued and outstanding Common Shares at a consolidation ratio of four (4) pre-consolidation Common Shares for every post-consolidation common share (the “Share Consolidation”). The Share Consolidation was implemented with effect from July 5, 2023 to facilitate compliance with NASDAQ's listing requirements with respect to the minimum bid price for listed securities, reduce volatility, and to enhance the marketability of the Common Shares to institutional investors. In accordance with the International Financial Reporting Standards ("IFRS"), the change has been applied retrospectively and as a result, all disclosures of Common Shares, per Common Share data and data related to stock options, restricted share units ("RSU"), performance share units ("PSU"), warrants and top-up-rights in the accompanying consolidated financial statements and related notes reflect this Share Consolidation for all years presented.

2.     BASIS OF PREPARATION
i.Statement of compliance
These consolidated financial statements have been prepared in accordance with the IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on December 19, 2023.

ii.Basis of measurement
These consolidated financial statements have been prepared on a historical cost basis except for biological assets, share-based compensation, contingent share consideration, short-term investments, other financial assets and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii.Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the Company. The results of subsidiaries acquired during the year are consolidated from the date of acquisition.

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    12

which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation.

iv.Foreign currency translation
Functional and presentation currency
These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in its associate, Alpha-Cannabis Pharma GmbH as described in Note 17, for which the functional currency has been determined to be Euros.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss.

Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in the consolidated statements of operations and comprehensive loss within other comprehensive (loss) income and are accumulated in accumulated other comprehensive (loss) income.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive (loss) income related to the foreign operation are recognized in the consolidated statements of operations and comprehensive loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive (loss) income related to the subsidiary is reallocated between controlling and non-controlling interests.

3.     SIGNIFICANT ACCOUNTING POLICIES
i.Cash
Cash is a financial asset that is measured at amortized cost, which approximates fair value and includes cash-on-hand and deposits held with financing institutions.

ii.Short-term investments
The Company considers short-term investments in the form of guaranteed investment certificates to be an investing activity. These investments are measured at amortized cost.

iii.Financial assets
Accounts and other receivables are initially recognized when they are originated. All other financial assets are initially recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, financial assets are classified as measured at: amortized cost, fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVTOCI"). Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income ("OCI"). This election is made on an investment-by-investment basis.

Financial assets not classified as measured at amortized cost or FVTOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that
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otherwise meets the requirements to be measured at amortized cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs. Subsequent to initial measurement, financial assets are measured as follows:
•Financial assets at FVTPL: These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in the consolidated statements of operations and comprehensive loss.
•Financial assets at amortized costs: These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses, if any. Interest income, foreign exchange gains and losses and impairment are recognized in the consolidated statements of operations. Any gain or loss on derecognition is recognized in the consolidated statements of operations and comprehensive loss.
•Debt investments at FVOCI: These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in the consolidated statement of operations. Other net gains and losses are recognized in other comprehensive income (loss). On derecognition, gains and losses accumulated in OCI are reclassified to the consolidated statements of operations and comprehensive loss.
•Equity instruments at FVOCI: These assets are subsequently measured at fair value. Dividends are recognized in income in the consolidated statement of operations unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to the consolidated statements of operations and comprehensive loss.

iv.Biological assets
While the Company’s biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. This includes the direct cost of labour, seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labour cost for individuals involved in the growing and quality control process is also included, as well as depreciation of manufacturing assets. All direct and indirect costs of biological assets are capitalized as they are incurred. Biological assets are measured at their fair value less costs to sell on the consolidated statement of financial position and unrealized fair value gains/losses on growth of biological assets are recorded on the consolidated statements of operations and comprehensive loss.

v.Inventories
Inventories of finished goods and packaging and supplies are initially valued at cost, and subsequently at the lower of cost and net realizable value on the consolidated statement of financial position. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value. The direct and indirect costs of finished goods inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labour and depreciation expense on equipment involved in packaging, labeling and inspection. All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within cost of sales on the consolidated statements of operations and comprehensive loss at the time the inventory is sold.

vi.Property, plant and equipment
Property, plant and equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for asset to be capable of operating in the manner intended by the Company’s management. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and impairment losses, if any.

Depreciation is recognized on a straight-line basis to reduce the cost, less estimated residual value, of depreciable fixed assets. The following useful lives are applied:

Buildings	25 years
Growing and processing equipment	2-10 years
Computer equipment	5 years
Vehicles	5 years
Furniture and fixtures	10 years
Leasehold improvements	5 years
Right-of-use assets	term of lease

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets, and are recognized as profit or loss within the consolidated statements of operations and comprehensive loss.
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Construction in process is transferred to the appropriate asset class when available for use and depreciation of these assets commences at that point.

An asset’s residual value, useful life and depreciation method are reviewed each year and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) and depreciated accordingly.

vii.Goodwill
Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses, if any. The Company monitors goodwill at the group of cash-generating unit (“CGU”) level and accordingly for the purpose of impairment testing, goodwill has been allocated to the group of CGUs.

Goodwill is tested annually for impairment at year end, or more frequently when there is an indication that goodwill may be impaired. If the recoverable amount, representing the higher of its fair value less cost to sell and its value in use, of the group of CGUs is less than its carrying amount, any resulting impairment loss is first allocated to goodwill and subsequently to other assets on a pro rata basis, but not below the fair value of the assets, for each CGU. Any goodwill impairment loss is recorded in the consolidated statements of operations and comprehensive loss in the period of impairment. Previously recognized impairment losses for goodwill are not reversed in subsequent periods.

viii.Assets held for sale
Assets and liabilities held for sale are no longer depreciated and are presented separately in the consolidated statement of financial position at the lower of their carrying amount and fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable.

ix.Impairment of non-financial assets
Goodwill and indefinite life intangible assets are tested annually for impairment during the fourth quarter, or more frequently when there is an indication that goodwill and indefinite life intangible assets may be impaired. Property, plant and equipment and definite life intangible assets are reviewed each reporting period for indicators of impairment. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The Company monitors goodwill at the group of CGUs level and accordingly for the purpose of impairment testing, goodwill has been allocated to the group of CGUs. There may be an indication of an impairment of an individual CGU within a group of CGUs containing the goodwill. In such circumstances, the Company tests the individual CGU for impairment first, and recognizes any impairment loss for that CGU, before testing for impairment of the group of CGUs to which the goodwill is allocated. If the recoverable amount of the individual CGU is less than its carrying amount, any resulting impairment loss is allocated to the assets within the individual CGU on a pro rata basis using the carrying amount of each asset within the individual CGU. If the recoverable amount of the group of CGUs is less than its carrying amount, any resulting impairment loss is first allocated to goodwill and subsequently to other assets on a pro rata basis for each individual CGU. In allocating an impairment loss, the Company does not reduce the carrying amount of an asset or lower level CGUs below its recoverable amount determined based on the higher of fair value less costs of disposal and value in use.

Except for goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

x.Share-based payments
The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation cost over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value for options is determined using the Black-Scholes option pricing model and fair value for RSUs and PSUs is determined using the Company’s share price at the grant date.

Expected forfeitures are estimated at the date of the grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative cost recognized is reflected in the period the estimate is revised. Cancellations of unvested equity settled share-based payments are accounted for as an acceleration of vesting and any remaining unamortized costs are recognized immediately in profit or loss.

For stock options granted to non-employees, the cost is measured at the fair value of the goods and services received except when the fair value cannot be estimated, in which case it is measured at the fair value of the equity instrument granted.

Consideration paid by employees or non-employees on the exercise of options is recorded as an increase to share capital and the related share-based payment cost is transferred from equity reserves to share capital.
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xi.Investments in associates and joint operations
Associates are companies over which the Company has significant influence. Significant influence is presumed when the Company has an ownership interest greater than 20%, unless certain qualitative factors overcome this assumption. Conversely, where the Company has an ownership interest less than 20%, it is presumed that the Company does not have significant influence, unless certain qualitative factors overcome this assumption. In assessing significant influence and the ownership interest, potential voting rights that are currently exercisable are taken into consideration.

Investments in associates are accounted for using the equity method and are initially recognized at cost, inclusive of transaction costs. The consolidated financial statements include the Company’s share of the income or loss and equity movement of equity accounted associates. In accordance with IFRS, the associate’s most recent available financial statements are used in the application of the equity method. Where the associate’s reporting period differs from the Company’s, the associate prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the associate’s most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the associate.

The Company recognizes its share of the assets, liabilities, revenue and expenses of joint operations in accordance with the related agreements (Note 26).

Investments in associates are considered impaired and impairment losses are recognized if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows from the net investment that can be reliably estimated. In such cases, the carrying value of the associate is written down to its recoverable amount which is the higher of value in use and fair value less costs of disposal.

xii.Intangible assets
Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, except for off-market supply agreements, where amortization is provided based on the actual output received versus the estimated output forecast to be received over the life of the agreement. Other intangible assets with a definite useful life are amortized over the estimated useful lives which are as follows:

License agreements	1-5 years
Brands	5 years
Non-compete agreements	5 years

The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization, but are tested for impairment annually. The Company does not have intangible assets not yet in use or indefinite lived intangible assets.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Research costs and other related expenditures that are not eligible to be capitalized are recognized as an expense in the consolidated statements of operations and comprehensive loss as incurred.

xiii.Provisions
Provisions are recognized when the Company has a present legal or constructive obligation based on past events, it is probable that an outflow of economic resources will be required to settle the obligation and the amount can be reasonably estimated. Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material.

xiv.Loss per share
Basic and diluted loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of shares outstanding during the year. When there is net income, diluted loss per share is calculated in a similar manner, but with adjustments to give effect to all dilutive potential common shares outstanding during the year. The dilutive effect of warrants, options, top-up rights, RSUs and PSUs is calculated using the treasury stock method. Anti-dilutive effects of potential conversions of securities are ignored for this calculation.

xv.Revenue recognition
Revenue from the direct sale of cannabis dried flower and cannabis derivative products for a fixed price is recognized when the Company transfers control of the goods to the customer, which is at point of delivery.
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Revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which the Company expects to be entitled. Revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company’s premises and may or may not be directly related to the revenue depending on the province of sale. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost and reduction to revenue for the Company.

xvi.Derivative liabilities
Derivative liabilities are initially recognized at fair value at the date on which the derivative contract was entered into. Any attributable transaction costs are recognized in the consolidated statements of operations and comprehensive loss as incurred. Subsequent to initial recognition, derivative liabilities are measured at fair value at each reporting date until settlement, with the re-measurement gain or loss being recognized immediately in the consolidated statements of operations and comprehensive loss. The Company does not enter into or hold derivative financial instruments for trading or speculative purposes.

For more details on derivative liabilities consisting of warrants, top-up rights, and a secured convertible loan, see Note 14.

xvii.Income taxes
The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements.

Income tax expense in the consolidated statements of operations and comprehensive loss is the sum of current and deferred tax as explained below.

Current tax is the expected income tax payable (recoverable) on the taxable income (loss) for the year, using tax rates enacted, or substantively enacted, as at the end of the reporting year. Current tax expense (recovery) included in the consolidated statements of operations and comprehensive loss reflects the current tax for the reporting year, plus adjustments to the current tax of prior years, less current tax recorded directly in other comprehensive income (loss) or equity.

Deferred taxes are accounted for under the liability method and are the taxes expected to be payable or recoverable on the temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences and unused tax losses and tax credits can be utilized. Deferred tax is calculated on a non-discounted basis, using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The carrying amounts of individual deferred tax assets are reviewed at the end of each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is not recognized for: i) temporary differences related to the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; ii) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and, iii) differences arising on the initial recognition of goodwill.

xviii. Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time that the assets are substantially ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred and reported in finance costs. No borrowing costs were capitalized during the years presented.

xviii. Business combinations
The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a
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minimum, an input and substantive process and whether the acquired set of assets and activities has the ability to produce outputs.

The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable assets acquired and liabilities assumed. Goodwill is the excess of consideration transferred over the fair value of the net tangible and intangible assets acquired, at the acquisition date and is tested annually for impairment, or when indicators of impairment arise. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of any pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

xix. Government subsidies
Government subsidies are recognized when there is reasonable assurance that the subsidy will be received, and all the attached conditions will be complied with. Subsidies are recognized as income in the consolidated statements of operations and comprehensive loss on a systematic basis over the periods in which the expenses are recognized for the related costs for which the subsidies are intended to compensate, which in the case of a subsidy related to assets, requires recording it as deferred income or deducting it from the carrying amount of the asset.

xx. Critical accounting estimates and judgments
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the consolidated financial statements:

1.Biological assets and inventories
Determination of the fair value of biological assets requires management to make a number of estimates, including estimating the average selling price per gram and expected average yield per plant. The Company records obsolete and unsaleable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, forecast demand and average selling price for obsolete and unsaleable inventories. Refer to Notes 6 and 7 for further information.

2.Useful lives and impairment of property, plant and equipment and finite-life intangible assets
Amortization of property, plant and equipment and finite life intangibles assets requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions.

3.Share-based payments
In determining the fair value of options and related costs, management estimates the expected life of the option, the expected volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 15 for further information.
4.Provision for returns and price adjustments
Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry.

5.Impairment of non-financial assets
The recoverable amount of an individual CGU and group of CGUs is determined based on value in use which involves the use of a discounted cash flow model and significant assumptions which include forecasted cash flows, terminal growth rate and post-tax discount rates. In allocating any impairment loss, the Company determines the recoverable amounts of its property, plant and equipment. The recoverable amount of property and plant is determined based on fair value less costs of disposal and involves the use of capitalization rates, market rentals, market transactions and demolition costs.
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The recoverable amount of equipment is determined based on fair value less costs of disposal and involves the use of replacement cost assumptions. The Company determined there were indicators of impairment on individual CGUs and the group of CGUs at May 31, 2023, and in addition to performing the annual impairment test, as at September 30, 2023. The Company identified indicators of impairment at each date, which resulted in impairment loss being recognized at each of these period ends.

6.     Derivative liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The potential Common Share issuances in regards to top-up rights are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Monte Carlo pricing model to estimate the fair value of such top-up rights at inception, on each exercise, and subsequently at year end. The key assumption used in the model is the expected future volatility of the price of the Company's Common Shares. The impact of changes in these key assumptions is described in Note 14.

7.    Business combinations
Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date and contingent share consideration requires the use of judgment and estimates. With respect to the acquisitions, the significant assumptions related to estimating the fair value of the acquired licenses, brands and non-compete agreement, include: the royalty rate, forecasted revenues, forecasted cash flows, gross margin, and estimating time to market with or without key management. Management also exercises judgment in estimating the probability and timing of when earnout milestones are expected to be achieved, which is used for estimating fair values. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

8.    Recognition and measurement of Secured Convertible Loan
In determining the initial and subsequent recognition and measurement of the Secured Convertible Loan (as defined herein), management has applied significant judgment and estimations in regards to identifying and accounting for a derivative. The Company uses the Cox-Ross-Rubinstein binomial lattice option pricing model to estimate the fair value of Secured Convertible Loan. The key assumptions used in the model are the likelihood and timing of the federal legalization or decriminalization of cannabis in the United States, completion of certain milestones by the borrower and the expected conversion price. Refer to Note 10 and 20 for further information.

New and amended accounting standards effective for the current year
Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract
The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment apply retrospectively for annual reporting periods beginning on or after January 1, 2022, with early application permitted.

The Company adopted these amendments to IAS 37 effective September 1, 2022 and determined that none of the contracts existing at September 1, 2022 would be identified as onerous applying the revised accounting policy – i.e. there is no impact on the opening equity balances as at September 1, 2022 as a result of the change.

Amendments to IAS 16: Property Plant and Equipment: Proceeds before Intended Use
The amendment clarify the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendments prohibit a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that asset for its intended use. A company will recognize such sales proceeds and related costs in profit or loss. The amendments are applied retrospectively for annual reporting periods beginning on or after January 1, 2022 with early application permitted.

The Company adopted these amendments to IAS 16 effective September 1, 2022 and had no impact on the consolidated financial statements of the Company as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented.

Amendment to IFRS 9: Financial Instruments
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier adoption permitted.
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The amendment had no impact on the consolidated financial statements of the Company as there were no modifications of the Company’s financial instruments during the period.

Amendments to IFRS 3: Business Combinations
In May 2020, the IASB issued Reference to the Conceptual Framework (Amendments to IFRS 3) with amendments to IFRS 3, which refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also added a requirement that for obligations within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, (“IAS 37”), an acquirer applies IAS 37 or IFRIC 21, Levies, instead of the Conceptual Framework to identify the liabilities that have been assumed. Finally, the amendments also state that the acquirer does not recognize contingent assets acquired in a business combination. The amendments are effective for annual reporting periods beginning on or after January 1, 2022.

The Company adopted these amendments effective September 1, 2022 and had no impact on the consolidated financial statements of the Company.

Amendments to IAS 41: Agriculture
The amendment removes the requirement in paragraph 22 of IAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.

While the Company’s biological assets are within the scope of IAS 41 Agriculture, these amendments had no impact on the Company's consolidated financial statements as the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories.

Accounting standards issued but not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company's consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations when they become effective.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
The amendments to IFRS 10 and IAS 28 apply to situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, under IFRS 10, when an investor loses control of a subsidiary that does not contain a business as a result of a transaction involving an associate or a joint venture that is accounted for using the equity method, the gain or loss resulting from the transaction is recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. The full gain or loss continues to be recognized if the subsidiary contains a business. Similarly, IAS 28 is amended such that a full gain or loss is recognized when a downstream transaction involves assets that constitute a business.

These amendments shall be applied prospectively to the sale or contribution of assets occurring after the effective date. The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. These amendments are not expected to have a material impact on the Company's consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants
The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements.

Amendments to IAS 8: Definition of Accounting Estimates
These amendments introduce the definition of an accounting estimate and include other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty." The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. These amendments are not expected to have a material impact on the Company's consolidated financial statements.

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Amendments to IAS 1: Disclosure of Accounting Policies
These amendments are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Earlier application is permitted. These amendments are not expected to have a material impact on the Company's consolidated financial statements.

Amendments IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements.

4.     SHORT TERM INVESTMENTS
The Company’s short-term investments include the following as at September 30, 2023 and August 31, 2022:

DESCRIPTION	SEPTEMBER 30, 2023	AUGUST 31, 2022
Guaranteed Investment Certificates (GIC)	$—	$30,072
Bond - Canada Revenue Agency	—	20
	$—	$30,092

During the thirteen months ended September 30, 2023, Guaranteed Investment Certificates (GICs) that were outstanding as at August 31, 2022 matured and the Company realized a maturity amount of $30,269. The Company also purchased a new GIC amounting to $10,000 having an interest rate of 4.2% per annum. This GIC matured during the thirteen months ended September 30, 2023 and the Company realized a maturity amount of $10,207.

5.    ACCOUNT AND OTHER RECEIVABLES
The Company’s accounts receivable include the following balances as at September 30, 2023 and August 31, 2022:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Gross trade receivables	$28,791	$44,983
Less: reserves for product returns and price adjustments	(810)	(1,050)
Less: expected credit losses	(524)	(71)
Trade receivables	27,457	43,862
Sales taxes receivable	9	1,419
Current portion of net investment in subleases	508	304
Other receivables	2,183	787
	$30,157	$46,372

6.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    21

The changes in the carrying value of biological assets as at September 30, 2023 and August 31, 2022 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, August 31, 2021	$5,765	$6,357	$12,122
Unrealized gain on changes in fair value of biological assets	—	40,001	40,001
Production costs capitalized	48,502	—	48,502
Transfer to inventory upon harvest	(45,551)	(37,289)	(82,840)
Balance, August 31, 2022	$8,753	$9,215	$17,968
Unrealized gain on changes in fair value of biological assets	—	68,981	68,981
Production costs capitalized	52,502	—	52,502
Transfer to inventory upon harvest	(54,310)	(67,786)	(122,096)
Balance, September 30, 2023	$6,945	$10,410	$17,355

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 20), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and
v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of September 30, 2023, it is expected that the Company’s biological assets will yield 26,917 kg (August 31, 2022 – 27,405 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
ASSUMPTIONS	September 30, 2023		August 31, 2022		SENSITIVITY	September 30, 2023	August 31, 2022
Average selling price per gram	$1.52		$1.49		Increase or decrease by 10% per gram	$1,690	$1,766
Expected average yield per plant	173	grams	132	grams	Increase or decrease by 10 grams	$978	$1,339

The expected average yield per plant at September 30, 2023 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction).

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    22

7.     INVENTORIES
The Company’s inventories are comprised of the following balances as at September 30, 2023 and August 31, 2022:

	SEPTEMBER 30, 2023
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,033	$949	$1,982
Dry cannabis
Available for packaging	15,250	16,398	31,648
Packaged inventory	4,634	1,559	6,193
Flower and trim available for extraction	1,180	1,602	2,782
Concentrated extract	3,745	2,111	5,856
Formulated extracts
Available for packaging	3,681	366	4,047
Packaged inventory	2,224	80	2,304
Packaging and supplies	8,786	—	8,786
	$40,533	$23,065	$63,598

	AUGUST 31, 2022
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,439	$1,346	$2,785
Dry cannabis
Available for packaging	14,631	6,089	20,720
Packaged inventory	3,843	1,404	5,247
Flower and trim available for extraction	783	889	1,672
Concentrated extract	3,726	1,995	5,721
Formulated extracts
Available for packaging	1,450	85	1,535
Packaged inventory	3,090	227	3,317
Packaging and supplies	9,317	—	9,317
	$38,279	$12,035	$50,314
Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash, beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the thirteen months ended September 30, 2023 was $101,853 (August 31, 2022 - $95,638). The amount of inventory provisions and processing and packaging waste for the thirteen months ended September 30, 2023 was $20,883 (August 31, 2022 - $10,252), which includes, provisions for excess and unsaleable inventories of $5,678 (August 31, 2022 - $4,048), adjustments to net realizable value of $9,334 (August 31, 2022 - $498) and processing and packaging waste of $5,871 (August 31, 2022 - $5,706), which comprised of the production or purchase costs of these inventories and biological assets.

The amount of realized fair value on inventories sold and other inventory charges for the thirteen months ended September 30, 2023 was $56,187 (August 31, 2022 - $35,204), including realized fair value on inventories sold of $43,524 (August 31, 2022 - $31,133). Inventory provisions to adjust to net realizable value during the thirteen months ended September 30, 2023 were $21,997 (August 31, 2022 - $4,569), consisting of $9,334 (August 31, 2022 - $498) recognized in cost of sales and $12,663 (August 31, 2022 - $4,071) recognized in fair value adjustments.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    23

8.    PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost
Balance, August 31, 2021	$4,075	$135,763	$2,092	$139,410	$10,323	$5,317	$296,980
Acquisitions through business combinations	230	781	2,930	397	143	1,759	6,240
Additions	400	7,326	26,021	18,051	1,210	2,931	55,939
Transfers	—	961	—	—	—	(961)	—
Construction completed	—	1,539	(20,671)	18,659	473	—	—
Disposals	—	(100)	—	(11,379)	(75)	(5,447)	(17,001)
Balance, August 31, 2022	$4,705	$146,270	$10,372	$165,138	$12,074	$3,599	$342,158
Additions	—	348	6,146	17,314	2,938	2,300	29,046
Construction completed	—	14,544	(16,518)	1,692	282	—	—
Disposals	—	(182)	—	(17,204)	(455)	(1,299)	(19,140)
Balance, September 30, 2023	$4,705	$160,980	$—	$166,940	$14,839	$4,600	$352,064

Accumulated depreciation and impairment
Balance, August 31, 2021	$—	$(13,659)	$—	$(41,647)	$(4,578)	$(1,157)	$(61,041)
Depreciation	—	(5,933)	—	(13,853)	(1,550)	(925)	(22,261)
Transfers	—	—	—	—	—	—	—
Disposals	—	—	—	4,715	59	434	5,208
Impairment	—	—	—	(4,245)	—	—	(4,245)
Balance, August 31, 2022	$—	$(19,592)	$—	$(55,030)	$(6,069)	$(1,648)	$(82,339)
Depreciation	—	(2,023)	—	(18,166)	(1,817)	(713)	(22,719)
Disposals	—	38	—	16,146	367	744	17,295
Impairment	(2,721)	(78,320)	—	(79,521)	(4,074)	(619)	(165,255)
Balance, September 30, 2023	$(2,721)	$(99,897)	$—	$(136,571)	$(11,593)	$(2,236)	$(253,018)

Net book value
August 31, 2022	$4,705	$126,678	$10,372	$110,108	$6,005	$1,951	$259,819
September 30, 2023	$1,984	$61,083	$—	$30,369	$3,246	$2,364	$99,046

Included in deferred charges and deposits is $222 (August 31, 2022 - $5,507) paid to secure the acquisition of manufacturing equipment. The amounts will be recorded into property, plant and equipment as equipment is received.

i.Impairment/Accelerated Depreciation
During the thirteen months ended September 30, 2023, the Company determined that indicators of impairment existed in relation to two of its three cash generating units (CGUs) and as a result, the Company performed an impairment test. Refer to Note 9 for further information.

Moncton Chocolate Line
During the year ended August 31, 2022, due to the decline in utilization of the equipment and declining revenues, the Company made the strategic decision to cease manufacturing chocolate at its Moncton Campus. As a result, the asset is measured at the lower of its carrying amount and fair value less costs to sell and the Company recognized an impairment loss of $3,978 in relation to this asset. Additionally, management reassessed the useful life of the chocolate manufacturing equipment at its Winnipeg site and recognized accelerated depreciation of $267 during the year ended August 31, 2022.

ii.Reconciliation of property, plant, and equipment additions to the statements of cash flows
The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    24

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Additions (including right-of-use lease assets)	$29,046	$62,179
Additions related to business combinations	—	(6,240)
Additions related to right-of-use lease assets (Note 16(ii))	(2,300)	(2,931)
Net change in deferred charges and deposits related to purchases of property, plant and equipment	(5,285)	2,319
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	7,681	(6,579)
Purchases of property, plant and equipment	$29,142	$48,748

9.    INTANGIBLE ASSETS AND GOODWILL

	GOODWILL	SUPPLY AGREEMENT	LICENSE AGREEMENTS	BRANDS	COMPUTER SOFTWARE	NON-COMPETE AGREEMENT	TOTAL
Cost
Balance, August 31, 2021	$14,321	$227	$2,298	$—	$878	$585	$18,309
Acquisitions through business combinations	27,658	—	7,933	6,258	26	—	41,875
Additions	—	—	—	—	30	—	30
Disposals	—	(227)	—	—	(86)	—	(313)
Balance, August 31, 2022	$41,979	$—	$10,231	$6,258	$848	$585	$59,901
Additions	—	—	2,710	—	—	—	2,710
Disposals	—	—	—	—	—	—	—
Balance, September 30, 2023	$41,979	$—	$12,941	$6,258	$848	$585	$62,611

Accumulated amortization and impairment
Balance, August 31, 2021	$—	$(227)	$(373)	$—	$(614)	$(49)	$(1,263)
Amortization	—	—	(1,562)	(836)	(131)	(117)	(2,646)
Disposals	$—	$227	$—	$—	$20	$—	$247
Balance, August 31, 2022	$—	$—	$(1,935)	$(836)	$(725)	$(166)	$(3,662)
Amortization	—	—	(2,006)	(1,238)	(98)	(127)	(3,469)
Impairment	(41,979)	—	(1,586)	(1,266)	(25)	—	(44,856)
Balance, September 30, 2023	$(41,979)	$—	$(5,527)	$(3,340)	$(848)	$(293)	$(51,987)

Net book value
August 31, 2022	$41,979	$—	$8,296	$5,422	$123	$419	$56,239
September 30, 2023	$—	$—	$7,414	$2,918	$—	$292	$10,624

i.CGU Impairment
As at May 31, 2023, the Company assessed whether there were events or changes in circumstances that would indicate that any of its CGUs were impaired. The Company considered external and internal factors including overall financial performance and relevant entity and CGU specific factors. As part of this assessment, management identified impairment indicators for its Moncton Campus and Lac-Supérieur CGUs and as a result performed an impairment test for both CGUs. The recoverable amount of each CGU was determined based on a value in use calculation using cash flow projections from financial budgets and/or forecasts approved by senior management covering a period of 4.33 years. The forecasted cash flows beyond a period of 4.33 years was extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth. The post-tax discount rate applied to forecasted cash flows was 14.8% and 15% for the Moncton Campus and Lac-Supérieur, respectively. Management concluded that the recoverable amounts of $176,510 and $16,840 were lower than the carrying value as at May 31, 2023 by approximately $148,848 and $7,366 of the Moncton Campus and Lac-Supérieur CGUs, respectively and hence, impairment loss of $156,214 was recognized for these CGUs which was allocated to property, plant and equipment and intangible assets.

As at September 30, 2023, the Company reassessed whether there were events or changes in circumstances that would indicate that any CGU was further impaired. The Company considered external and internal factors including overall financial performance and relevant entity and CGU specific factors. As part of this assessment, management identified impairment indicators for its Moncton CGU and as a result performed an impairment test for this CGU. The recoverable amount of the CGU was determined based on a value in use calculation using cash flow projections from financial budgets and/or forecasts approved by senior management covering a period of 4-years. The forecasted cash flows beyond a period of 4-years was extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth. The post-tax discount rate applied to forecasted cash flows was 15.5%. Management concluded that the recoverable amount of $89,409 was lower than the carrying value by $87,805, however, in allocating the impairment loss, the Company determined
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    25

FVLCD for its property, plant and equipment and did not allocate impairment to assets for which the FVLCD was higher than the carrying amount. As a result, only $11,918 of impairment loss was allocated to property, plant and equipment.

ii.Goodwill
As at May 31, 2023, as a result of the impairment triggers identified at certain CGUs noted above, the Company determined that indicators of impairment existed in relation to the group of CGUs to which goodwill has been allocated. Management performed an impairment test and determined the recoverable amount of the group of CGUs based on a value in use calculation using cash flow projections from financial budgets and/or forecasts approved by senior management covering a period of 4.33 years. Management concluded that the recoverable amount of $224,530 was lower than the carrying value of the group of CGUs and hence, an impairment loss of $35,028 was recognized against goodwill.

As at September 30, 2023, the Company performed its annual goodwill impairment test. The recoverable amount of the group of CGUs to which goodwill is allocated was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a four-year period. Management concluded that the recoverable amount of the group of CGUs of $163,152 was lower than the carrying value by approximately $55,583, however, in allocating the impairment loss, the Company did not allocate impairment to assets and lower level CGUs for which the recoverable amounts was higher than the carrying amount. As a result, only $6,951 of impairment loss was recognized against goodwill.

The significant assumptions applied in the determination of the recoverable amount as at September 30, 2023 and May 31, 2023 are described below:

a.Forecasted cash flows: Estimated cash flows were projected based on actual operating results and the growth plans for the future. Forecasted cash flows are based on the expanded production capacity that was partially achieved during fiscal 2023, market size and the forecasted market share assumptions;
b.Post-tax discount rate: The post-tax discount rate applied to forecasted cash flows as at September 30, 2023 and May 31, 2023 was 15.5% (August 31, 2022 - 13.4%) and 14.8%, respectively, which was reflective of the group of CGUs weighted average cost of capital ("WACC");
c.Terminal value growth rate: The forecasted cash flows beyond a period of four-years and 4.33 years, as the case is, are extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth.

A sensitivity analysis for change in the key assumptions was not presented as it was deemed that the impact of reasonable changes in these assumptions would not have significant impact on the impairment loss that was recognized during the thirteen months ended September 30, 2023.

10. OTHER FINANCIAL ASSETS
i.Weekend Holdings Corp.
On March 30, 2023, the Company entered into a product purchase agreement with Green Tank Technologies Corp. ("Greentank"), a leading vaporization technology company and a subscription agreement with Greentank’s parent company, Weekend Holdings Corp. (“Weekend Holdings”). The product purchase agreement provides the Company with an exclusivity period in Canada for the new technology incorporated into 510 vape cartridges (along with other formats) for use with cannabis, including the development of a custom all-in-one device that will be proprietary to Organigram. Under the terms of the subscription agreement, the Company subscribed for preferred shares for an aggregate subscription price of US $4.0 million ($5,504 including transaction costs of $73) representing an approximate 2.6% interest in WHC.

At initial recognition, the investment in Weekend Holdings is classified as an equity investment and the Company irrevocably elected to measure this investment at fair value through other comprehensive income. As at September 30, 2023, the investment had a fair value of $5,345 and the company recognized the change in fair value of $159 in the consolidated statements of operations and comprehensive loss within other comprehensive income (loss).

ii.Phylos Bioscience Inc.
On May 25, 2023, the Company entered into a secured convertible loan agreement (the "Secured Convertible Loan Agreement") with Phylos Bioscience Inc. ("Phylos"), a cannabis genetics company and provider of production ready seeds, based in Portland, Oregon. Under the terms of this agreement, the Company will advance up to US $8 million to Phylos in three tranches structured as a secured convertible loan (the "Secured Convertible Loan"). The Company advanced Phylos an initial US $3.25 million ($4,429) on the initial closing date of the Secured Convertible Loan Agreement with a commitment to fund up to an additional US $4.75 million over two tranches within 12 and 24 months from the initial closing date, upon the completion of certain milestones. The secured convertible loan will accrue paid-in-kind interest (“PIK”) at a rate of the U.S. Prime Rate plus 3.5% (with an overall cap of 11%) subject to certain conditions. The maturity date of the Secured Convertible Loan will be on the fifth anniversary of the initial closing date subject to one-year extensions at the Company's discretion and certain other conditions stipulated in the agreement. The Secured Convertible Loan (principal and PIK outstanding) is convertible into common share equity of Phylos under certain circumstances.

In conjunction with a Secured Convertible Loan Agreement, the Company also entered into Genetics Product and Conversion Assistance Agreement with Phylos. The intellectual property (rights and licenses) acquired under the Genetics Product and
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    26

Conversion Assistance Agreement are recognized as an intangible assets per IAS 38 with its value (amounting to $2,710) being the residual consideration after deducting the fair value of the Secured Convertible Loan from the total advance amount and the derivative liability as of initial closing date.

The Company's commitment to fund an additional US $4.75 million over two tranches within 12 and 24 months from the initial closing date, meets the definition of a derivative under IFRS 9 Financial Instruments and accordingly, the value of such derivative was considered as part of the overall transaction price in the initial recognition of the Secured Convertible Loan and intangible assets. The subsequent measurement of the derivative liability is measured at FVTPL. Refer to Note 14 (iii) for further information.

As at September 30, 2023, the Secured Convertible Loan had a fair value of $3,092 and the Company recognized the change in fair value of $52 in the consolidated statements of operations and comprehensive loss.

11.    OTHER LIABILITIES
The Company’s other liabilities include the following balances as of September 30, 2023 and August 31, 2022:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Advance from joint operator	$—	$2,444
Contingent share consideration (Notes 16 (i) and 27)	49	7,000
Current portion lease liability (Note 16 (ii))	1,013	916
	$1,062	$10,360

The advance from a joint operator is related to the Product Development Collaboration Agreement ("PDC Agreement") as described in Note 26.

12.     PROVISIONS

AMOUNT
Balance - August 31, 2022	$2,560
Adjustments	—
Reversal	(75)
Payments	(2,395)
Balance - September 30, 2023	$90

The Company has estimated a provision for litigation. Provisions are calculated based on a current estimate of the amount that will be incurred in settling outstanding legal matters. The legal provision as at September 30, 2023 includes a reserve for legal proceedings described in Note 23.

13.    LONG-TERM DEBT

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Atlantic Canada Opportunities Agency ("ACOA") Business Development Program loan maturing September 1, 2024 with a 7-year amortization, bearing interest at a rate of 0%	$145	$210
Vehicle loans - 5-year term maturing June 17, 2024	16	38
Deferred financing costs	(6)	(13)
	155	235
Less: current portion of long-term debt	(76)	(80)
Long-term portion	$79	$155

Principal repayments required on the Company's remaining long-term debt for the next five years as at September 30, 2023 are disclosed in Note 20.

14.    DERIVATIVE LIABILITIES
i.Warrants
On November 12, 2020, the Company closed an underwritten public offering of units of the Company (the “Units”) for total gross proceeds of $69,143 (the “Offering”). The Company sold 9,343,750 Units at a price of $7.40 per Unit, including 1,218,750 Units sold pursuant to the full exercise of the over-allotment option granted to the underwriters. The offering was underwritten by a syndicate of underwriters led by Canaccord Genuity Corp. Each Unit consisted of one Common Share of the
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    27

Company and one half of one Common Share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”), therefore resulting in 4,671,875 Warrants being issued. Each Warrant was exercisable to acquire one Common Share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering (i.e. until November 12, 2023) at an exercise price of $10 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Offering were entitled to elect, if the Company did not have an effective registration statement under the U.S. Securities Act 1933, as amended, or the prospectus contained therein was not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value was to be determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercised this option, there would have been variability in the number of shares issued per Warrant.

In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each reporting period. The derivative liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Issue costs were $4,305, of which $803 were allocated to the derivative liabilities based on a pro-rata allocation and expensed in the consolidated statement of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares and recorded in share capital.

There were no exercises of Warrants during the thirteen months ended September 30, 2023 (August 31, 2022 - Nil warrants). During the thirteen months ended September 30, 2023, the Company revalued the remaining derivative liabilities and recorded a decrease in the estimated fair value of $4,138 (August 31, 2022 - $30,881).

The Company’s derivative liabilities included the following balances and changes in the carrying value of Warrants as of September 30, 2023:

	NUMBER OF WARRANTS	AMOUNT
Balance - August 31, 2022	4,235,913	$4,138
Revaluation of Warrants	—	(4,138)
Balance - September 30, 2023	4,235,913	$—

The following inputs were used to estimate the fair value of the Warrants at September 30, 2023 and August 31, 2022:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Risk free interest rate	4.83%	3.64%
Life of Warrants (years)	0.12	1.20
Market price of Common Shares	$1.76	$1.42
Expected future volatility of Common Shares	91.00%	77.30%
Fair value per Warrant	$—	$0.24

ii.    Top-up Rights
On March 10, 2021, through the strategic investment from a wholly-owned subsidiary of British American Tobacco P.L.C. (together "BAT"), the Company issued 14,584,098 Common Shares, resulting in BAT's beneficial ownership in the Company of approximately 19.9%.

Pursuant to the Investor Rights Agreement (the "IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to applicable securities laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    28

the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.
As at September 30, 2023, the Company revalued the Top-up Rights at an estimated fair value of $130 (August 31, 2022 – $735). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the thirteen months ended September 30, 2023 of $605 (August 31, 2022 - $1,769).

The following inputs were used to estimate the fair value of the Top-up Rights at September 30, 2023, and August 31, 2022:

	SEPTEMBER 30, 2023
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price(1)	$1.20 - $45.08	$2.50	$—	$—
Risk free interest rate	4.11% - 4.54%	3.59%	3.65%	3.78%
Expected future volatility of Common Shares	70.00% - 90.00%	90.00%	85.00%	85.00%
Expected life(1)	1.34 - 5.12	0.12	5.92	5.18
Forfeiture rate	10%	—%	25%	6%

	AUGUST 31, 2022
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price(1)	$2.40 - $38.12	$10.00	$—	$—
Risk free interest rate	3.15% - 3.71%	3.75%	3.16%	3.13%
Expected future volatility of Common Shares	70.00% - 95.00%	70.00%	90.00%	85.00%
Expected life(1)	1.34 - 5.12	1.20	4.91	5.47
Forfeiture rate	10%	—%	25%	6%

(1)Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 15(iv).

iii.    Secured Convertible Loan Agreement
On May 25, 2023, the Company entered into the Secured Convertible Loan Agreement with Phylos. Under the terms of this agreement, upon the completion of certain milestones the Company has a commitment to fund US $4.75 million over two tranches within 12 and 24 months from the initial closing date. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. At initial recognition, the Company recorded a derivative liability of $1,424 based on the estimated fair value of the secured convertible loan. As at September 30, 2023, the Company revalued this commitment at an estimated fair value of $1,743 and recorded a change in fair value of $319 for the thirteen months ended September 30, 2023. Of the total derivative liability, $1,102 is included in the current derivative liabilities and the remaining amount is included in non-current derivative liabilities.

15.    SHARE CAPITAL
i.    Authorized share capital
The authorized share capital of the Company is an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of Common Shares, are fully paid and non-assessable.

ii.    Issued share capital
As at September 30, 2023, the Company’s issued and outstanding share capital consisted of 81,161,630 (August 31, 2022 – 78,453,879) Common Shares with a carrying value of $776,906 (August 31, 2022 - $769,725).

iii.    Issuances of share capital
The Edibles and Infusions Corporation acquisition
During the year ended August 31, 2022, the Company issued 259,798 Common Shares on EIC's achievement of the first milestone earnout set in the EIC share purchase agreement for share consideration of $3,500, less share issuance costs of $12 (Note 27). During the thirteen months ended September 30, 2023, EIC met the second earnout milestone and the Company issued 2,621,370 Common Shares for share consideration of $6,500, less share issuance costs of $19 (Note 27).

The Laurentian Organic Inc. acquisition
During the year ended August 31, 2022, the Company issued 2,724,111 Common Shares in connection with its acquisition of Laurentian as described in Note 27. The fair value of the Common Shares issued was $27,568 based on market price on December 21, 2021 of $10.12 per share. Share issuance costs incurred were $55 related to listing fees and were allocated to the Common Shares recorded in share capital.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    29

Private placement - Organigram and BAT Strategic Investment and Product Development Collaboration ("PDC Agreement")
As described in Note 14, the Company granted BAT certain rights to subscribe for additional Common Shares in specified circumstances. During the thirteen months ended September 30, 2023, BAT exercised Nil (August 31, 2022 – 664,929) shares for consideration of Nil (August 31, 2022 – $6,352, less share issuance costs of $18).

Exercise of stock options
During the thirteen months ended September 30, 2023, 26,300 (August 31, 2022 – 25,200) share options were exercised at an average exercise price of $1.47 (August 31, 2022 - $2.79) for cash proceeds of $39 (August 31, 2022 - $74) and an increase of $69 (August 31, 2022 - $127) to share capital and a decrease to equity reserves of $30 (August 31, 2022 - $53).

Exercise of RSU
During the thirteen months ended September 30, 2023, 59,138 (August 31, 2022 – 64,751) RSUs were exercised for an increase of $621 (August 31, 2022 - $1,239) to share capital and a decrease to equity reserves of $621 (August 31, 2022 - $1,239).

Exercise of PSU
During the thirteen months ended September 30, 2023, 948 (August 31, 2022 – 18,584) PSUs were exercised for an increase of $10 (August 31, 2022 - $221) to share capital and a decrease to equity reserves of $10 (August 31, 2022 - $221).

Exercise of warrants
During the thirteen months ended September 30, 2023, Nil (August 31, 2022- Nil) warrants were exercised.

iv.    Share-based compensation
During the thirteen months ended September 30, 2023, the Company recognized total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, of $5,727 (August 31, 2022 – $5,127).

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the thirteen months ended September 30, 2023:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2022	2,762,734	$11.08
Granted	321,000	$4.68
Exercised	(26,300)	$1.47
Cancelled / Forfeited	(227,758)	$17.33
Balance - September 30, 2023	2,829,676	$9.94

The following is a summary of the outstanding stock options as at September 30, 2023:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Quantity Exercisable
$1.20 - $3.00	83,307	5.2	59,857
$3.01 - $5.00	293,937	7.4	212,437
$5.01 - $10.00	1,549,740	8.3	1,140,129
$10.01 - $20.00	663,367	5.9	619,167
$20.01 - $30.00	105,575	5.2	105,575
$30.01 - $45.08	133,750	5.6	133,750
	2,829,676	7.3	2,270,915

Total share-based compensation charges, including related to production employees that are charged to biological assets and inventory for the thirteen months ended September 30, 2023 were $3,376 (August 31, 2022 – $3,490) related to the Company’s stock option plan. The fair value of options granted during the thirteen months ended September 30, 2023 was $1,075 (August 31, 2022 - $6,029). These options are measured at fair value at the date of grant and are expensed over the option’s vesting period, which is typically a three year term with options vesting in annual tranches evenly over this time period. The Company used the Black-Scholes option pricing model to estimate the fair value of options granted.

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The following inputs were used to fair value the options that were granted during the thirteen months ended September 30, 2023 and the year ended August 31, 2022:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Risk free interest rate	3.03% - 3.47%	1.18% - 2.98%
Expected life of options	5.0 - 6.0 years	5.0 - 6.0 years
Expected annualized volatility	83.68% - 87.51%	85.28% - 88.78%
Expected dividend yield	—	—
Forfeiture rate	11.3% - 11.7%	11.4% - 11.7%

Expected volatility was estimated by using the weighted average historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk free rate is based on Government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity Incentive Plan
During the thirteen months ended September 30, 2023, the Company has granted both RSUs and PSUs under the 2017 Equity Incentive Plan and under the 2020 New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on the market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2 Share-based Payment.

The following table summarizes the movements in the Company’s outstanding RSUs:

NUMBER
Balance - August 31, 2022	586,459
Granted	371,317
Exercised	(59,138)
Cancelled / Forfeited	(17,489)
Balance - September 30, 2023	881,149

The estimated fair value of the equity settled RSUs granted during the thirteen months ended September 30, 2023 was $1,828 (August 31, 2022 - $2,612), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of three years for most grants. For the thirteen months ended September 30, 2023, $2,192 (August 31, 2022 - $1,611) has been recognized as share-based compensation expense.

The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - August 31, 2022	66,233
Granted	211,544
Exercised	(948)
Cancelled / Forfeited	(16,116)
Balance - September 30, 2023	260,713

The estimated fair value of the equity settled PSUs granted during the thirteen months ended September 30, 2023 was $1,042 (August 31, 2022 - $522), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is three years for most grants. For the thirteen months ended September 30, 2023, $159 (August 31, 2022 - $26) has been recognized as share-based compensation expense.

v.    Loss per share
Basic and diluted loss per share represents net loss attributable to common shareholders divided by the weighted average number of Common Shares outstanding during the period.

The weighted average number of Common Shares, used in the calculation of basic and diluted loss per share for the thirteen months ended September 30, 2023 was 81,292,869 (August 31, 2022 - 77,228,918).

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16.    OTHER LONG-TERM LIABILITIES
The carrying value of other long-term liabilities consists of:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Contingent share consideration (i)	$—	$2,913
Lease liabilities (ii)	3,551	2,206
	$3,551	$5,119

i.Contingent share consideration
In connection with the Company's investment in Laurentian, the Company has commitments to deliver additional consideration, contingent upon achievement of certain milestones. Refer to Note 27 for further information.

ii.    Leases
The Company records its leases in accordance with IFRS 16, and as a result recognizes the right-of-use (“ROU”) assets and corresponding lease liabilities. ROU assets are recorded under property, plant, and equipment (Note 8) with current and long-term portion of lease liabilities recorded under other liabilities.

The changes in the carrying value of current and non-current lease liabilities are as follows:

SEPTEMBER 30, 2023
Balance, August 31, 2022	$3,122
Lease additions	2,300
Lease payments	(1,157)
Interest expense on lease liabilities	299
Balance, September 30, 2023	4,564
Current portion (included in other liabilities)	(1,013)
Long-term portion	$3,551

The undiscounted contractual payments relating to the current and future lease liabilities is:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Less than 1 year	$1,251	$1,060
1 to 2 years	1,081	1,009
2 to 3 years	503	778
3 to 4 years	459	241
4 to 5 years	461	131
Thereafter	1,944	240
Total	$5,699	$3,459

17.    INVESTMENTS IN ASSOCIATES
The carrying value of investments in associates consists of:

	ALPHA-CANNABIS PHARMA GMBH (3)	EVIANA HEALTH CORPORATION (4)	HYASYNTH BIOLOGICALS INC.	TOTAL
Participating share (1)	25.0%	19.9%	49.9%
Balance, August 31, 2022	$—	$—	$6,288	$6,288
Share of net loss (2)	—	—	(1,004)	(1,004)
Balance, September 30, 2023	$—	$—	$5,284	$5,284

(1) % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants.
(2) The Company utilizes the most recently issued quarterly financial statements of its associates in its results with a two-month lag since the Company does not have the same reporting date as its associates (for the thirteen months ended September 30, 2023, the Company utilized its associates’ results for the 13 months ended July 31, 2023).
(3) During the year ended August 31, 2021, the Company identified indicators of impairment with respect to its investment in ALPHA-CANNABIS PHARMA GMBH, resulting in impairment which reduced the carrying value of the investment to $nil.
(4) During the year ended August 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana Health Corporation, resulting in impairment which reduced the carrying value of the investment to $nil.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    32

a.Hyasynth Biologicals Inc.
On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. (“Hyasynth”) by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. The first tranche ("Tranche 1") was issued on that date, the second tranche (“Tranche 2”) was issued on October 23, 2020 (as described below), and the third tranche ("Tranche 3") was issued on December 22, 2021 (as described below).

Hyasynth is a privately held biotechnology company based in Montreal, Quebec and is a leader in the field of cannabinoid science and biosynthesis. The Company’s investment is in the form of convertible debentures, which provide a potential ownership interest of up to 49.9% based on the cumulative investment from Tranche 1, Tranche 2 and Tranche 3.

Concurrent with the Company’s investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth’s annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products.

Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, is secured, and matures on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures is convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth’s facility reaching a pre-defined production capacity.

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures.

On December 22, 2021, the previously issued debenture agreement was amended to waive the milestone requirement for the Tranche 3 convertible debenture. Subsequently, the Company advanced an additional $2,500 (plus transaction costs of $124) to Hyasynth for the Tranche 3 convertible debentures bringing the Company's total investment in Hyasynth to $10,000, which provides the Company with a potential ownership interest of up to 49.9% on a fully diluted basis. The proceeds have been designated to advance Hyasynth's production scalability as well as investment in new cannabinoid technologies, business development and company growth.

In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Hyasynth’s board of directors, and thereby concluded that the equity method of accounting is appropriate. The Company has appointed two nominee directors to the board of Hyasynth.

Following the maturity date of the debentures, the Company has the right to give Hyasynth 30 days prior written notice to convert the debentures to common equity or demand repayment of the outstanding balance of the debentures. As at September 30, 2023, the Company has neither converted nor demanded the outstanding balance of the debentures.

As at September 30, 2023, the Company determined that no indicators of impairment existed with respect to its investment in Hyasynth, and therefore no impairment test was required.
18.    RELATED PARTY TRANSACTIONS
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors.

Management and Board compensation
For the thirteen months ended September 30, 2023 and the year ended August 31, 2022, the Company’s expenses included the following management and Board of Directors compensation:

	THIRTEEN MONTHS ENDED	YEAR ENDED
	SEPTEMBER 30, 2023	AUGUST 31, 2022
Salaries and consulting fees	$4,737	$3,891
Share-based compensation	3,525	3,713
Total key management compensation	$8,262	$7,604

During the thirteen months ended September 30, 2023, 206,250 stock options (August 31, 2022 – 821,750) were granted to key management personnel with an aggregate fair value of $665 (August 31, 2022 – $3,407). In addition, during the thirteen months ended September 30, 2023, 285,191 RSUs (August 31, 2022 – 95,093), were granted to key management personnel
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with an aggregate fair value of $1,325 (August 31, 2022 – $1,022). For the thirteen months ended September 30, 2023, 136,920 PSUs, (August 31, 2022 – 39,742) were issued to key management personnel with an aggregate fair value of $305 (August 31, 2022 – $167).

Significant Transactions with Associates and Joint Operations
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the thirteen months ended September 30, 2023, under the PDC Agreement, BAT incurred $3,134 (August 31, 2022 - $2,404) for direct expenses and the Company incurred $10,638 (August 31, 2022 - $6,818) of direct expenses and capital expenditures of $1,768 (August 31, 2022 - $3,548) related to the Center of Excellence ("CoE"). The Company recorded for the thirteen months ended September 30, 2023, $6,886 (August 31, 2022 - $2,837) of these expenditures in the consolidated statement of operations and comprehensive loss. For the thirteen months ended September 30, 2023, the Company recorded $884 (August 31, 2022 - $1,774), of capital expenditures which are included in the consolidated statement of financial position.

During the thirteen months ended September 30, 2023, BAT exercised nil (August 31, 2022 - 664,929) Top-up Rights. As at September 30, 2023, there is a receivable balance of $167 (August 31, 2022 - payable of $2,444) from BAT.

19.     CAPITAL MANAGEMENT
The Company considers its capital to consist of long-term debt, derivative liabilities, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which as at September 30, 2023 is $273,651 (August 31, 2022 - $513,166). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (options, RSUs, or PSUs) or the fair value of warrants issued. Accumulated other comprehensive loss is entirely comprised of fair value losses recorded on the Company’s investment in Greentank.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company manages capital during the year.

20.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short-term investments and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $155 (August 31, 2022 – $235), which is its carrying value.

The fair value of the investment in Weekend Holdings is primarily based on Level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

In determining the impairment loss, the FVLCD of property, plant and equipment was determined based on a third-party appraisal using market and replacement cost approaches. Consideration is given to information from historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3).

The fair value of the Secured Convertible Loan advanced to Phylos was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the Secured Convertible Loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    34

$4.75 million over two tranches was based on certain assumptions, including the probability of Phylos meeting certain required milestones.

The fair value of the Laurentian contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of Laurentian achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Laurentian's future adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and WACC.

As at September 30, 2023, the fair value of the Laurentian contingent share consideration was revalued to $49. A sensitivity analysis for change in key inputs such as WACC was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. A sensitivity analysis for change in expected future volatility in the common share price of the Company was not presented as it was deemed that the impact of reasonable changes in this input would not be significant.

The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility in the price of Common Shares. A sensitivity analysis for changes in key inputs was not presented as it was deemed that the impact of reasonable changes in key inputs would not be significant.

During the year, there were no transfers of amounts between Levels 1, 2 and 3.

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, short-term investments, outstanding trade and loan receivables, and restricted funds. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, accounts receivable, loan receivable, other financial assets, and restricted funds on the consolidated statement of financial position as at September 30, 2023 approximates $90,351 (August 31, 2022 - $171,799).

As of September 30, 2023 and August 31, 2022, the Company’s aging of trade receivables was as follows:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
0-60 days	$22,946	$42,961
61-120 days	5,845	2,022
Gross trade receivables	$28,791	$44,983
Less: Expected credit losses and reserve for product returns and price adjustments	(1,334)	(1,121)
	$27,457	$43,862

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at September 30, 2023, the Company had $33,864 (August 31, 2022 – $68,515) of cash and working capital of $133,545 (August 31, 2022 - $166,338). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at September 30, 2023:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$20,007	$20,007	$20,007	$—	$—	$—
Long-term debt	155	161	76	85	—	—
	$20,162	$20,168	$20,083	$85	$—	$—

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    35

In connection with the Company’s facilities, the Company is contractually committed to approximately $850 of capital expenditures, mostly related to its Moncton Campus and Laurentian Facility.

(c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

21.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the thirteen months ended September 30, 2023 and year ended August 31, 2022 is disaggregated as follows:

	THIRTEEN MONTHS ENDED	YEAR ENDED
	SEPTEMBER 30, 2023	AUGUST 31, 2022
Adult-use recreational wholesale revenue (Canadian)	$209,001	$184,686
Direct to patient medical and medical wholesale revenue (Canadian)	3,584	7,872
International wholesale (business to business)	18,874	15,138
Wholesale to licensed producers (Canadian)	2,129	1,298
Other revenue	59	115
Gross revenue	$233,647	$209,109
Excise taxes	(72,008)	(63,300)
Net revenue	$161,639	$145,809

Adult-use recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas international and domestic wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto their end customers.

During the thirteen months ended September 30, 2023, the Company had three customers (August 31, 2022 – three customers), that individually represented more than 10% of the Company’s net revenue.

22.    COST OF SALES
Cost of sales is comprised of the cost of inventories sold during the year, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions for inventory that do not pass the Company’s quality assurance standards and obsolete products and packaging, and other production overhead.

During the thirteen months ended September 30, 2023, the Company recorded provisions in relation to excess and unsaleable inventories and biological assets as well as adjustments to net realizable value totaling $15,012 (August 31, 2022 - $4,546), which are detailed in Note 7.

During the thirteen months ended September 30, 2023, the Company recorded $nil (August 31, 2022 - $709) in charges for unabsorbed fixed overhead related to reduced production volumes.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    36

23.    CONTINGENCIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

Nova Scotia Claim
On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “NS Claim”) was filed with the Supreme Court of Nova Scotia (the “NS Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. Between 2017 and 2021, various proceedings took place and the NS Claim was amended several times.

On April 26, 2022, the Company entered into a Settlement Agreement (the "Settlement") with the representative plaintiff on behalf of the class for an aggregate of $2,310 (the "Settlement Amount"). The Settlement Amount was used to provide claimants a refund of the amounts paid to purchase the voluntarily recalled product, less any refunds they have already received, as well as the payment of legal fees. The Company reported the NS Claim to its insurance provider which appointed counsel to defend the NS Claim. The Company received insurance proceeds of $532 during the year ended August 31, 2022 to cover all remaining costs associated with the NS Claim. On August 31, 2022, the Settlement was approved by the NS Court. Settlement funds of $2,310 were deposited by Organigram with the administrator in October 2022 in accordance with the Settlement Agreement. The administrator disbursed funds to the claimants during the period from October 2022 to October 2023. On October 31, 2023, the Company received notice from the administrator that the disbursement process had been completed, with any unclaimed funds being donated to charity as per the Settlement Agreement.

Alberta Claim
On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen’s Bench in Alberta (the “AB Court”) seeking damages against several Canadian cannabis companies including the Company (the "Defendants").  The Alberta Claim does not particularize all of the claims against the companies; however, it makes allegations with respect to the content of THC and CBD in the companies’ products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision for the Alberta Claim has been recognized as at September 30, 2023 (August 31, 2022 - nil).

Aa at September 30, 2023, a provision of $90 (August 31, 2022 - $2,560) in regards to claims and other contingencies was included in the consolidated statement of financial position. For the thirteen months ended September 30, 2023, payments of $2,395 (August 31, 2022 - $412) were made and a reversal of the provision of $75 (August 31, 2022 - $222) was recognized. For the thirteen months ended September 30, 2023, the Company also received insurance proceeds of $nil (August 31, 2022 - $532) related to the litigation resulting in a net recovery of $75 (August 31, 2022 - $310) in the consolidated statements of operations and comprehensive loss.

24.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	THIRTEEN MONTHS ENDED	YEAR ENDED
	SEPTEMBER 30, 2023	AUGUST 31, 2022
Office and general	$18,355	$18,271
Wages and benefits	14,379	12,018
Professional fees	13,271	6,458
Depreciation and amortization	5,639	5,299
Travel and accommodation	788	519
Utilities	598	343
Total general and administrative expenses	$53,030	$42,908

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    37

25.    INCOME TAXES
Components of income tax recovery are as follows:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Current tax
Current expense	$30	$225
Prior year adjustments	(225)	175
	$(195)	$400
Deferred tax
Origination and reversal of temporary differences	$(57,438)	(11,809)
Change in unrecognized temporary differences	48,344	11,750
Prior year adjustments	5,477	(429)
	$(3,617)	$(488)
Total income tax recovery	$(3,812)	$(88)

A reconciliation of income tax recovery at the statutory rate to amounts recorded in the consolidated financial statements is provided below:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Loss before income taxes	$(252,413)	$(14,371)
Statutory income tax rate	29.0%	29.0%
Tax calculated at statutory rate	(73,200)	(4,168)
Non-deductible (non-taxable) items	11,489	(8,000)
Change in unrecognized temporary differences	48,495	11,750
Tax rate differences and tax rate changes	4,152	604
Other	—	154
Prior year tax adjustments	5,252	(428)
Income tax recovery	$(3,812)	$(88)

Recognized deferred tax assets and liabilities consist of the following:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Deferred tax assets are attributable to the following:
Non-capital losses	$12,136	$6,479
Property, plant and equipment	475	—
Other	114	—
Lease liabilities	1,041	862
Deferred tax assets	13,766	7,341
Set-off of tax	(13,766)	(7,341)
Net deferred tax asset	$—	$—

Deferred tax liabilities are attributable to the following:
Property, plant and equipment	$(1,300)	$(581)
Intangible assets	(2,137)	(3,719)
Biological assets	(2,832)	(2,628)
Inventories	(6,422)	(3,165)
Right-of-use assets	(731)	(550)
Net investment in sublease	(316)	(315)
Other	(27)	—
Deferred tax liabilities	(13,765)	(10,958)
Set-off of tax	13,765	7,341
Net deferred tax liability	$—	$(3,617)

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    38

The changes in temporary differences during the thirteen months ended and year ended September 30, 2023 and August 31, 2022, respectively, were as follows:

	NET BALANCE AT AUGUST 31, 2022	RECOGNIZED IN PROFIT OR LOSS	ACQUIRED IN A BUSINESS COMBINATION	NET BALANCE AT SEPTEMBER 30, 2023
Non-capital losses	$6,479	$5,657	$—	$12,136
Property, plant and equipment	(1,131)	(426)	—	(1,557)
Intangible assets	(3,719)	1,602	—	(2,117)
Biological assets	(2,628)	(204)	—	(2,832)
Inventories	(3,165)	(3,163)	—	(6,328)
Lease liabilities	862	179	—	1,041
Net investment in sublease	(315)	(1)		(316)
Other	—	(27)	—	(27)
Net tax (liabilities) assets	$(3,617)	$3,617	$—	$—

	NET BALANCE AT AUGUST 31, 2021	RECOGNIZED IN PROFIT OR LOSS	RECOGNIZED DIRECTLY IN EQUITY & OCI	NET BALANCE AT AUGUST 31, 2022
Non-capital losses	$5,078	$1,401	$—	$6,479
Property, plant and equipment	(1,146)	130	(115)	(1,131)
Intangibles	(652)	666	(3,733)	(3,719)
Biological assets	(1,755)	(834)	(39)	(2,628)
Inventories	(2,670)	(266)	(229)	(3,165)
Lease liabilities	1,544	(693)	11	862
Net investment in sublease	(398)	83	—	(315)
Other	(1)	1	—	—
Net tax (liabilities) assets	$—	$488	$(4,105)	$(3,617)

As at September 30, 2023, the Company has $313,727 (August 31, 2022 - $260,647) non-capital loss carryforwards available to offset future taxable income in Canada, which begin to expire in 2035.

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Deductible temporary differences	$166,739	$24,667
Tax losses	273,774	238,595
	$440,513	$263,262

26.     PRODUCT DEVELOPMENT COLLABORATION
On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into a PDC Agreement pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company’s Moncton Campus, which holds the Health Canada licenses required to conduct research and development (“R&D”) activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE and it is supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both the Company and BAT have access to certain of each other’s intellectual property (“IP”) and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

Pursuant to the terms of the PDC Agreement, $31,109 of the investment proceeds were reserved as restricted funds in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds as at September 30, 2023 is $17,893 (August 31, 2022 - $26,820).

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    39

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50% each. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive loss under Research and development. For the thirteen months ended September 30, 2023, $6,886 (August 31, 2022 - $2,837) of expenses have been recorded in the statement of operations and comprehensive loss.

27.    ACQUISITION OF SUBSIDIARIES
i.Laurentian Organic Inc.
On December 21, 2021, the Company acquired 100% of the shares and voting interests of the non-listed Laurentian for $36,000, consisting of $10,000 in cash consideration, $7,000 on closing and $3,000 held back, with the remaining $26,000 in share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration based on Laurentian's future adjusted EBITDA over a period of two years. The acquisition of Laurentian is expected to enable the Company to penetrate a new product category and provides the Company with access to Laurentian's expertise in the hash manufacturing space. The acquisition is also expected to provide the Company with an increased share of the craft flower and hash market.

The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of Laurentian are inputs (production equipment, manufacturing facility and a cultivation, processing and sales license), production processes and an organized workforce. The Company determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business.

Equity Instruments Issued
The fair value of the 2,724,111 Common Shares issued was $27,568, based on the TSX listed share price of $10.12 per share of the Company on closing of December 21, 2021. The number of Common Shares issued was calculated by dividing the total share consideration of $26,000, per the share purchase agreement, by the 5-day volume-weighted average TSX listed share price of the Company preceding the closing date of $9.56.

Contingent Share Consideration
The acquisition included contingent share consideration as follows (all capitalized terms used below not otherwise defined herein have the respective meanings described to them in the Company’s agreement to acquire Laurentian):

a) First Year Earnout calculated for the period January 1, 2022 to December 31, 2022, as the greater of (i) zero and (ii) the difference obtained when the sum of $2,000 and 50% of the agreed capital expenditures is subtracted from 30% of the First Year adjusted EBITDA Multiple, payable in Common Shares, provided that, the sum of the Initial Consideration and the First Year Earnout Amount shall not exceed the First Year adjusted EBITDA Multiple; and
b) Second Year Earnout calculated for the period January 1, 2023 to December 31, 2023, as 19% of the Second Year adjusted EBITDA Multiple less the remaining balance of the agreed capital expenditures, payable in Common Shares, provided that, the sum of the Initial Consideration, the First Year Earnout Amount and the Second Year Earnout Amount shall not exceed the Second Year EBITDA Multiple.

Earnout payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $6,996 and subsequently as at August 31, 2022 adjusted to $2,913, to reflect changes in estimates.
The first year earnout milestone was not met. During the thirteen months ended September 30, 2023, a change in fair valuation of $2,864 is recognized in the statement of operations and comprehensive loss. As at September 30, 2023, the contingent share consideration for the second year earnout milestone has been adjusted to $49.

ii.The Edibles and Infusions Corporation
On April 6, 2021, the Company acquired 100% of the shares and voting interests of the non-listed EIC, including SUHM Investments Inc. and Quality Confections Corporation who collectively owned 100% of EIC for $22,000 of share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration of $13,000 should EIC achieve its milestones. On August 26, 2021, SUHM Investments Inc, Quality Confections Corporation and EIC amalgamated with the continuing entity being EIC. The fair value of the Common Shares issued was based on the TSX listed share price of the Company on closing of April 5, 2021 of $17.44 per share. The Company incurred acquisition-related costs of $620 on legal fees and due diligence. Of these costs $555 had been included in the statement of operations and comprehensive loss and $65 had been capitalized to share issuance costs.

Contingent share consideration
The acquisition includes contingent share consideration based on various milestones as follows:

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    40

i) $3,500 to be paid in Common Shares upon the first listing of EIC or Organigram branded product (which was manufactured at the EIC facility) prior to December 31, 2021 in either the Ontario or Alberta recreational market. This was achieved in the year ended August 31, 2021 and settled subsequently on September 8, 2021.
ii) $7,000 to be paid in Common Shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022.
iii) $2,500 to be paid in Common Shares on the generation of $7 million in adjusted EBITDA for the 12 months ended December 31, 2022.

Milestone payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $5,249. During the year ended August 31, 2021, the contingent consideration was adjusted to $9,038 to reflect changes in estimates.

During the year ended August 31, 2022, the first milestone was met and the Company issued 259,798 Common Shares as consideration to the former shareholders of EIC. As at August 31, 2022, the remaining contingent consideration was adjusted to $7,000.

During the thirteen months ended September 30, 2023, EIC met the second milestone and the Company issued 2,621,370 Common Shares as consideration to the former shareholders of EIC, for a total value of $6,500. The remaining $500 has been irrevocably disclaimed and waived as part of a negotiated settlement and the Company recorded it as a change in fair value of contingent share consideration during the thirteen months ended September 30, 2023. The third milestone, calculated based on the adjusted EBITDA for the 12 months ended December 31, 2022, was not met.

28.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

29.    SUBSEQUENT EVENTS

i.In November 2023, the Company announced a $124.6 million dollar follow-on investment from BAT. Subject to the receipt of certain regulatory approvals, approval from Organigram’s shareholders and other conditions, BAT will subscribe for 38,679,525 shares at a price of $3.2203 per share, for gross proceeds of $124.6 million across three tranches. BAT will subscribe for 12,893,175 million shares on the closing of the first tranche (currently expected to be on or around January 16, 2024) for gross proceeds of $41.5 million with the remaining 25,786,350 shares to be subscribed for in two further equal tranches on or around August 30, 2024 and February 28, 2025. To the extent BAT exceeds 30.0% holding of outstanding Common Shares, it will be issued non-voting Class A convertible preferred shares (“Preferred Shares”). The Preferred Shares will be eligible for conversion into voting Common Shares at BAT’s option, provided that such conversion would not result in BAT’s voting interest in the Company exceeding 30%. Each Preferred Share shall be economically equivalent to a Common Share and will be convertible into Common Shares at the option of BAT without payment of any additional consideration. The conversion ratio shall initially be one-for-one, and post-issuance shall increase at a rate of 7.5% per annum, compounded annually, until such time as the Preferred Shares are converted into Common Shares or the aggregate equity interest of BAT in Organigram (inclusive of both the Common Shares and Preferred Shares as if converted into Common Shares) reaches 49%. BAT shall be periodically required to convert Preferred Shares to the extent that it holds less than 30% of the Common Shares outstanding.

ii.On October 1, 2023, Organigram Inc. amalgamated with EIC and Laurentian, both then 100% owned subsidiaires of the Company (the "Amalgamation") and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. This change is expected to streamline the Company's financial reporting process.

iii.In November 2023, the Company announced that Phylos achieved the first milestone under the Secured Convertible Loan Agreement and the Company advanced the second tranche of US$2.75 million to Phylos.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    41